Exhibit 99.1

Niu Technologies Announces Unaudited Second Quarter 2026 Financial Results

-- Second Quarter Revenues of RMB 1,440.4 million, up 14.7% year over year

-- Second Quarter Net Loss of RMB 102.2 million, compared with Net Income of RMB 5.9 million in the same period of 2025

BEIJING, China, August 10, 2026 – Niu Technologies (“NIU” or the “Company”) (NASDAQ: NIU), the world’s leading provider of smart urban mobility solutions, today announced its unaudited financial results for the second quarter ended June 30, 2026.

Second Quarter 2026 Financial Highlights

•	Revenues were RMB 1,440.4 million, an increase of 14.7% year over year
•	Gross margin was 16.0%, compared with 20.1% in the second quarter of 2025
•	Net loss was RMB 102.2 million, compared with net income of RMB 5.9 million in the second quarter of 2025
•	Adjusted net loss (non-GAAP)[1] was RMB 98.2 million, compared with adjusted net income of RMB 13.7 million in the second quarter of 2025

Second Quarter 2026 Operating Highlights

•	The number of e-scooters sold was 434,687, an increase of 24.2% year over year
•	The number of e-scooters sold in China was 402,202, an increase of 26.2% year over year
•	The number of e-scooters sold in the international markets was 32,485, an increase of 3.6% year over year
•	The number of franchised stores in China was 4,570 as of June 30, 2026

Dr. Yan Li, Chief Executive Officer of the Company, remarked, “In China, by incorporating AI-enabled riding features into a broader range of everyday riding needs, we continued to develop our smart mobility roadmap and strengthen the connected riding experience.

Dr. Li continued, “Internationally, we maintained a selective approach and continued to align our product offerings with local demand to support the stability of our global operation.”

1 Adjusted net income (loss) (non-GAAP) is defined as net income (loss) excluding share-based compensation expenses

Second Quarter 2026 Financial Results

Revenues reached RMB 1,440.4 million, representing a 14.7% increase year over year. This increase was primarily driven by a 24.2% increase in sales volume, partially offset by an 8.6% decrease in revenues per e-scooter. The following table shows the revenue breakdown and revenues per e-scooter in the periods presented:

Revenues (in RMB million)	2026 Q2	2025 Q2	% change YoY
E-scooter sales from China market	1,210.6	1,056.9	+14.6%
E-scooter sales from international markets	106.3	103.1	+3.0%
E-scooter sales, sub-total	1,316.9	1,160.0	+13.5%
Accessories, spare parts and services	123.5	95.7	+29.0%
Total	1,440.4	1,255.7	+14.7%

Revenues per e-scooter (in RMB)	2026 Q2	2025 Q2	% change YoY
E-scooter sales from China market[2]	3,010	3,316	-9.2%
E-scooter sales from international markets[2]	3,270	3,288	-0.5%
Revenues per e-scooter	3,029	3,313	-8.6%
Accessories, spare parts and services[3]	285	274	+4.0%
Blended revenues per e-scooter (including accessories, spare parts and services)	3,314	3,587	-7.6%

▪	E-scooter sales revenues from China market were RMB 1,210.6 million, an increase of 14.6% year over year, representing 91.9% of total e-scooter revenues. The increase was mainly due to a 26.2% rise in sales volume, partially offset by a 9.2% decrease in revenues per e-scooter in China market.
▪	E-scooter sales revenues from international markets were RMB 106.3 million, an increase of 3.0% year over year, representing 8.1% of total e-scooter revenues. The increase was mainly due to higher sales volume of electric motorcycles and mopeds in international markets.
▪	Accessories, spare parts and services revenues were RMB 123.5 million, an increase of 29.0% year over year, representing 8.6% of total revenues. The increase was primarily driven by higher revenues from Niu App services, as well as accessories and spare parts sales in China market.
▪	Revenues per e-scooter were RMB 3,029, a decrease of 8.6% year over year. This decrease was primarily attributable to a shift in product mix in China market.

Cost of revenues was RMB 1,210.0 million, an increase of 20.6% year over year, mainly due to higher sales volume. The cost per e-scooter, defined as cost of revenues divided by the number of e-scooters sold in a specific period, was RMB 2,784, a decrease of 2.9% from RMB 2,866 in the second quarter of 2025. This decrease was mainly due to a shift in product mix in China market, partially offset by rising upstream supply chain costs.

Gross margin was 16.0%, compared with 20.1% in the same period of 2025. The decrease was primarily driven by shifts in product mix in China market, and higher product costs across the upstream supply chain, which put additional pressure on domestic gross margin. The decrease also resulted from lower gross margin on kick-scooters in international markets.

2 Revenues per e-scooter on e-scooter sales from China or international markets is defined as e-scooter sales revenues from China or international markets divided by the number of e-scooters sold in China or international markets in a specific period

3 Revenues per e-scooter on accessories, spare parts and services is defined as accessories, spare parts and services revenues divided by the total number of e-scooters sold in a specific period

Operating expenses were RMB 340.6 million, an increase of 28.6% from the same period of 2025. Operating expenses as a percentage of revenues were 23.6%, compared with 21.1% in the second quarter of 2025.

▪	Selling and marketing expenses were RMB 238.6 million (including RMB 1.0 million of share-based compensation expenses), an increase of 18.0% from RMB 202.2 million in the second quarter of 2025, mainly due to an increase of RMB 21.9 million in advertising and promotional expenses in China market, including the quarterly allocation of annual marketing plan, and RMB 12.2 million in depreciation and amortization. Selling and marketing expenses as a percentage of revenues were 16.6%, compared with 16.1% in the second quarter of 2025.
▪	Research and development expenses were RMB 51.5 million (including RMB 0.8 million of share-based compensation expenses), an increase of 17.8% from RMB 43.7 million in the second quarter of 2025, mainly due to an increase of RMB 4.4 million in design and testing expenses, and RMB 2.0 million in staff costs and share-based compensation. Research and development expenses as a percentage of revenues were 3.6%, compared with 3.5% in the second quarter of 2025.
▪	General and administrative expenses were RMB 50.5 million (including RMB 2.0 million of share-based compensation expenses), an increase of 165.2% from RMB 19.1 million in the second quarter of 2025, mainly attributable to an increase of RMB 44.2 million in foreign exchange gains or losses, consisting of foreign exchange losses of RMB 19.0 million in this quarter versus foreign exchange gains of RMB 25.3 million in the second quarter of 2025. General and administrative expenses as a percentage of revenues were 3.5%, compared with 1.5% in the second quarter of 2025.

Operating expenses excluding share-based compensation expenses were RMB 336.8 million, an increase of 30.9% year over year, representing 23.4% of revenues, compared with 20.5% in the second quarter of 2025.

▪	Selling and marketing expenses excluding share-based compensation expenses were RMB 237.6 million, an increase of 18.5% year over year, representing 16.5% of revenues, compared with 16.0% in the second quarter of 2025.
▪	Research and development expenses excluding share-based compensation expenses were RMB 50.7 million, an increase of 23.8% year over year, representing 3.5% of revenues, compared with 3.3% in the second quarter of 2025.
▪	General and administrative expenses excluding share-based compensation expenses were RMB 48.5 million, an increase of 205.9% year over year, representing 3.4% of revenues, compared with 1.3% in the second quarter of 2025.

Share-based compensation expenses were RMB 4.0 million, compared with RMB 7.9 million in the same period of 2025.

Income tax benefit was RMB 0.9 million, compared with RMB 12.5 million in the same period of 2025.

Net loss was RMB 102.2 million, compared with net income of RMB 5.9 million in the second quarter of 2025. The net loss margin was 7.1%, compared with net income margin of 0.5% in the same period of 2025.

Adjusted net loss (non-GAAP) was RMB 98.2 million, compared with adjusted net income of RMB 13.7 million in the second quarter of 2025. The adjusted net loss margin4 was 6.8%, compared with adjusted net income margin of 1.1% in the same period of 2025.

Basic and diluted net loss per ADS were both RMB 1.26 (US$ 0.19).

Balance Sheet

As of June 30, 2026, the Company had cash and cash equivalents, term deposits and short-term investments of RMB 1,475.8 million in aggregate. The Company had restricted cash of RMB 217.9 million and short-term bank borrowings of RMB 220.0 million.

Business Outlook

NIU expects revenues for the third quarter of 2026 to be in the range of RMB 1,863 million to RMB 2,033 million, representing a year-over-year increase of 10% to 20%.

The above outlook is based on information available as of the date of this press release and reflects the Company’s current and preliminary expectations and is subject to change.

Conference Call

The Company will host an earnings conference call on Monday, August 10, 2026 at 8:00 AM U.S. Eastern Time (8:00 PM Beijing/Hong Kong Time) to discuss its second quarter 2026 financial and business results and provide a corporate update.

To join via phone, participants need to register in advance of the conference call using the link provided below. Upon registration, participants will receive dial-in numbers and a personal PIN, which will be used to join the conference call.

Event:	Niu Technologies Second Quarter 2026 Financial Results Conference Call
Registration Link:	https://register-conf.media-server.com/register/BI86bdc4efa3794d128f27c2a1d70cc7df

A live and archived webcast of the conference call will be available on the investor relations website at https://ir.niu.com/news-and-events/webcasts-and-presentations

About NIU

As the world’s leading provider of smart urban mobility solutions, NIU designs, manufactures and sells high-performance electric motorcycles, mopeds, bicycles, as well as kick-scooters and e-bikes. NIU has a diversified product portfolio that caters to the various demands of our users and addresses different urban travel scenarios. Currently, NIU offers two model lineups, comprising a number of different vehicle types. These include (i) the electric motorcycle, moped and bicycle series, including the NQi, MQi, UQi, FQi series and others, and (ii) the micro-mobility series, including the kick-scooter series KQi and the e-bike series BQi. NIU has adopted an omnichannel retail model, integrating the offline and online channels, to sell its products and provide services to users.

For more information, please visit www.niu.com.

4 Adjusted net income (loss) margin is defined as adjusted net income (loss) (non-GAAP) as a percentage of the revenues

Use of Non-GAAP Financial Measures

To supplement NIU’s consolidated financial results presented in accordance with the accounting principles generally accepted in the United States of America (“GAAP”), NIU uses the following non-GAAP financial measures: adjusted net income (loss) and adjusted net income (loss) margin. The presentation of these non-GAAP financial measures is not intended to be considered in isolation or as a substitute for the financial information prepared and presented in accordance with GAAP. NIU believes that these non-GAAP financial measures provide meaningful supplemental information regarding its performance and liquidity by excluding certain items that may not be indicative of its operating results. The Company believes that both management and investors benefit from referring to these non-GAAP financial measures in assessing its performance and when planning and forecasting future periods. These non-GAAP financial measures also facilitate management’s internal comparisons to NIU’s historical performance. The Company believes these non-GAAP financial measures are useful to investors in allowing for greater transparency with respect to supplemental information used by management in its financial and operational decision making. A limitation of using these non-GAAP financial measures is that these non-GAAP measures exclude certain items that have been and will continue to be for the foreseeable future a significant component in the Company’s results of operations. These non-GAAP financial measures presented here may not be comparable to similarly titled measures presented by other companies. Other companies may calculate similarly titled measures differently, limiting their usefulness as comparative measures to the Company’s data.

Adjusted net income (loss) is defined as net income (loss) excluding share-based compensation expenses. Adjusted net income (loss) margin is defined as adjusted net income (loss) as a percentage of the revenues.

For more information on non-GAAP financial measures, please see the table captioned “Reconciliation of GAAP and Non-GAAP Results”.

Exchange Rate

This announcement contains translations of certain RMB amounts into U.S. dollars (“US$”) at specified rates solely for the convenience of the readers. Unless otherwise stated, all translations from RMB to US$ were made at the rate of RMB 6.7851 to US$ 1.00, the exchange rate in effect as of June 30, 2026, as set forth in the H.10 Statistical release of the Board of Governors of the Federal Reserve System. The Company makes no representation that the RMB or US$ amounts referred could be converted into US$ or RMB, as the case may be, at any particular rate or at all.

Safe Harbor Statement

This press release contains forward-looking statements. These statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “aims,” “future,” “intends,” “plans,” “believes,” “estimates,” “likely to” and similar statements. Among other things, the business outlook and quotations from management in this announcement, as well as NIU’s strategic and operational plans, contain forward-looking statements. NIU may also make written or oral forward-looking statements in its periodic reports to the U.S. Securities and Exchange Commission, in its annual report to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Statements that are not historical facts, including statements about NIU’s beliefs, plans and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. A number of factors could cause actual results to differ materially from those contained in any forward-looking statement, including but not limited to the following: NIU’s strategies; NIU’s future business development, financial condition and results of operations; NIU’s ability to maintain and enhance its “NIU” brand; its ability to innovate and successfully launch new products and services; its ability to maintain and expand its offline distribution network; its ability to satisfy the mandated safety standards relating to e-scooters; its ability to secure supply of components and raw materials used in e-scooters; its ability to manufacture, launch and sell smart e-scooters meeting customer expectations; its ability to grow collaboration with operation partners; its ability to control costs associated with its operations; general economic and business conditions in China and globally; and assumptions underlying or related to any of the foregoing. Further information regarding these and other risks is included in NIU’s filings with the Securities and Exchange Commission. All information provided in this press release is as of the date of this press release, and NIU does not undertake any obligation to update any forward-looking statement, except as required under applicable law.

Investor Relations Contact:

Niu Technologies

E-mail: ir@niu.com

NIU TECHNOLOGIES

UNAUDITED CONDENSED CONSOLIDATED BALANCE SHEETS

	As of
	December 31,	June 30,	June 30,
	2025	2026	2026
	RMB	RMB	US$
ASSETS
Current assets
Cash and cash equivalents	924,738,132	1,110,687,626	163,695,100
Term deposits	128,235,695	163,684,645	24,124,132
Restricted cash	210,864,000	217,948,800	32,121,678
Short-term investments	62,661,176	201,378,393	29,679,503
Accounts receivable, net	37,372,044	25,614,431	3,775,100
Inventories	652,579,651	724,005,489	106,705,205
Prepayments and other current assets	343,536,572	358,516,518	52,838,796
Total current assets	2,359,987,270	2,801,835,902	412,939,514

Non-current assets
Property, plant and equipment, net	420,173,035	477,844,129	70,425,510
Intangible assets, net	776,328	647,946	95,495
Operating lease right-of-use assets	75,954,225	73,625,396	10,851,041
Deferred income tax assets	57,457,432	65,911,662	9,714,177
Other non-current assets	35,988,114	61,691,720	9,092,234
Total non-current assets	590,349,134	679,720,853	100,178,457

Total assets	2,950,336,404	3,481,556,755	513,117,971

LIABILITIES
Current liabilities
Short-term bank borrowings	240,000,000	220,000,000	32,423,988
Notes payable	394,285,714	446,512,091	65,807,739
Accounts payable	704,089,088	1,181,432,822	174,121,652
Income taxes payable	2,197,710	292,599	43,124
Advances from customers	182,598,444	276,119,910	40,695,039
Deferred revenue-current	75,148,049	87,631,100	12,915,226
Accrued expenses and other current liabilities	404,813,611	502,901,121	74,118,453
Total current liabilities	2,003,132,616	2,714,889,643	400,125,221

Deferred revenue-non-current	23,316,175	28,419,705	4,188,546
Deferred income tax liabilities	2,057,892	2,503,606	368,986
Operating lease liabilities	3,956,501	2,561,668	377,543
Other non-current liabilities	12,941,916	15,035,762	2,215,997
Total non-current liabilities	42,272,484	48,520,741	7,151,072

Total liabilities	2,045,405,100	2,763,410,384	407,276,293

SHAREHOLDERS’ EQUITY:
Class A ordinary shares	91,796	92,306	13,604
Class B ordinary shares	9,504	9,504	1,401
Additional paid-in capital	2,016,533,709	2,026,471,073	298,664,879
Accumulated other comprehensive loss	(17,990,674)	(18,563,857)	(2,735,974)
Accumulated deficit	(1,093,713,031)	(1,289,862,655)	(190,102,232)
Total shareholders’ equity	904,931,304	718,146,371	105,841,678

Total liabilities and shareholders’ equity	2,950,336,404	3,481,556,755	513,117,971

NIU TECHNOLOGIES

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME (LOSS)

	Three Months Ended June 30,			Six Months Ended June 30,
	2025	2026		2025	2026
	RMB	RMB	US$	RMB	RMB	US$
Revenues	1,255,706,686	1,440,376,040	212,285,160	1,937,695,138	2,349,900,402	346,332,464
Cost of revenues(a)	(1,003,227,265)	(1,210,024,641)	(178,335,565)	(1,567,134,506)	(1,961,000,504)	(289,015,711)
Gross profit	252,479,421	230,351,399	33,949,595	370,560,632	388,899,898	57,316,753

Operating expenses:
Selling and marketing expenses(a)	(202,168,443)	(238,604,766)	(35,165,991)	(316,766,358)	(418,313,101)	(61,651,722)
Research and development expenses(a)	(43,716,913)	(51,502,155)	(7,590,478)	(73,518,519)	(92,857,894)	(13,685,560)
General and administrative expenses(a)	(19,057,766)	(50,540,174)	(7,448,700)	(39,708,380)	(93,030,885)	(13,711,056)
Total operating expenses	(264,943,122)	(340,647,095)	(50,205,169)	(429,993,257)	(604,201,880)	(89,048,338)
Government grants	-	205,895	30,345	386,890	778,769	114,776
Operating loss	(12,463,701)	(110,089,801)	(16,225,229)	(59,045,735)	(214,523,213)	(31,616,809)

Interest expenses	(1,556,698)	(1,492,487)	(219,965)	(2,968,020)	(2,976,099)	(438,623)
Interest income	6,671,638	6,324,890	932,173	13,565,110	11,847,834	1,746,155
Investment income	681,245	2,143,101	315,854	689,025	2,206,630	325,217
Loss before income taxes	(6,667,516)	(103,114,297)	(15,197,167)	(47,759,620)	(203,444,848)	(29,984,060)
Income tax benefit	12,548,000	886,073	130,591	14,795,384	7,295,224	1,075,183
Net income (loss)	5,880,484	(102,228,224)	(15,066,576)	(32,964,236)	(196,149,624)	(28,908,877)

Other comprehensive loss
Foreign currency translation adjustment, net of nil income taxes	(7,115,515)	(1,360,694)	(200,541)	(10,110,725)	(573,183)	(84,477)
Comprehensive loss	(1,235,031)	(103,588,918)	(15,267,117)	(43,074,961)	(196,722,807)	(28,993,354)
Net income (loss) per ordinary share
—Basic	0.04	(0.63)	(0.09)	(0.21)	(1.21)	(0.18)
—Diluted	0.04	(0.63)	(0.09)	(0.21)	(1.21)	(0.18)
Net income (loss) per ADS
—Basic	0.07	(1.26)	(0.19)	(0.41)	(2.42)	(0.36)
—Diluted	0.07	(1.26)	(0.19)	(0.41)	(2.42)	(0.36)

Weighted average number of ordinary shares and ordinary shares equivalents outstanding used in computing net income (loss) per ordinary share
—Basic	159,670,250	162,195,130	162,195,130	159,500,699	161,941,154	161,941,154
—Diluted	164,767,384	162,195,130	162,195,130	159,500,699	161,941,154	161,941,154
Weighted average number of ADS outstanding used in computing net income (loss) per ADS
—Basic	79,835,125	81,097,565	81,097,565	79,750,350	80,970,577	80,970,577
—Diluted	82,383,692	81,097,565	81,097,565	79,750,350	80,970,577	80,970,577

Note:

(a) Includes share-based compensation expenses as follows:

	Three Months Ended June 30,			Six Months Ended June 30,
	2025	2026		2025	2026
	RMB	RMB	US$	RMB	RMB	US$
Cost of revenues	223,656	144,058	21,232	477,164	292,438	43,100
Selling and marketing expenses	1,656,505	1,030,970	151,946	3,318,582	1,958,719	288,679
Research and development expenses	2,785,623	836,081	123,223	5,412,153	2,737,783	403,499
General and administrative expenses	3,194,639	2,013,816	296,800	6,142,631	4,948,936	729,383
Total share-based compensation expenses	7,860,423	4,024,925	593,201	15,350,530	9,937,876	1,464,661

NIU TECHNOLOGIES

RECONCILIATION OF GAAP AND NON-GAAP RESULTS

	Three Months Ended June 30,			Six Months Ended June 30,
	2025	2026		2025	2026
	RMB	RMB	US$	RMB	RMB	US$
Net income (loss)	5,880,484	(102,228,224)	(15,066,576)	(32,964,236)	(196,149,624)	(28,908,877)
Add:
Share-based compensation expenses	7,860,423	4,024,925	593,201	15,350,530	9,937,876	1,464,661
Adjusted net income (loss)	13,740,907	(98,203,299)	(14,473,375)	(17,613,706)	(186,211,748)	(27,444,216)